Exhibit (a)(9)

TELEFONICA ANNOUNCES TENDER OFFER TO ACQUIRE 100% OF THE SHARES
OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

•	The offer represents a premium over 32% to all CTC’s shareholders in both Series.

Madrid, Spain, September 11, 2008 — Telefónica has announced that it is going to launch during the next 5 business days a tender offer, through its wholly-owned subsidiary “Inversiones Telefónica Internacional Holding Ltda.”, to acquire all outstanding shares of Companía de Telecomunicaciones de Chile S.A. (“CTC”) that Telefónica S.A does not already own and that amount for 55.1% of the total outstanding shares.

The offer will be simultaneously executed, and carried out under the same terms, in Chile and in the New York Stock Exchange and is structured as a cash offer, at a price of 1,000 Chilean Pesos for each Series A share, and 900 Chilean Pesos for each Series B share. An equivalent offer will be addressed to the ADR holders.

The offer implies a market premium over 32% both for A and B series, calculated according to the Chilean regulation for this kind of transaction: i.e. using the daily average prices between the 30th and 90th day before the closing of the transaction.

The transaction will be declared successful only if at the end of the process Telefonica reaches a minimum 75% stake in the company. As a previous requisite, CTC’s shareholders will have to approve a change in CTC’s bylaws in order to, among others, remove the current 45% ownership restriction.

Assuming acceptance by all shareholders to whom the offer is addressed to, the transaction would amount to 523,282 million of Chilean pesos, this is about 985 million US dollars (based on the Observed Exchange Rate published on September 11, 2008), or about 703 million Euros.

For enquiries, please contact:

Leonardo A Cerda

Tel:  +56 2 3534209

Cell.: +56 9 0799306

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs representing shares of CTC. The offers described in this press release have not yet commenced. At the time the offers are commenced, Telefonica will file a tender offer statement Schedule TO/13E-3 with the U.S. Securities and Exchange Commission (“SEC”) with respect to the U.S. offer. All U.S. holders of shares of CTC and all holders of ADSs are advised to read the tender offer statement. The tender offer statement will contain important information which should be considered carefully before any decision is made with respect to the U.S. offer. The offer to purchase included in the tender offer statement will be made available to all U.S. holders of shares of CTC and all holders of ADSs, at no expense to them. The tender offer statement will also be available at no charge from the SEC’s website at www.sec.gov.